Sharpe Resources Corp.

3258 Mob Neck Road

Heathsville, VA  22473

804-580-8107

804-580-4132-fax

May 20, 2013

Mr. Ethan Horowitz

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC, 20549

Dear Mr. Horowitz,

This letter is to follow up a telephone conversation with you on May 14, 2013 in relation to Sharpe Resources Corporation, File No. 1-34399 in regard to adjustments to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2011 and your letter of May 8, 2013.  As indicated in previous telephone and written correspondence to the SEC, the Company has every intention to comply with the SEC letter to make changes to the 20-F to comply with SEC requirements we needed the help of our audit firm.  Unfortunately due to our current financial condition the Company could not pay the auditor and as a result our auditor would not complete the changes that are required in your letter of December 21, 2012.  We responded with a letter in January 25, 2013 indicating our request for more time to comply.  We were unable to get our funding arrangements completed to pay our audit firm.  As a result the changes to the Form 20-F, 2011 were not completed on schedule.

It is our intention when our financial condition improves to complete the changes and file them with the SEC as soon as possible.  Your assistance in this matter has been appreciated.

Best regards,

/s/Roland M. Larsen

Roland M. Larsen

CEO